Mail Stop 6010

August 4, 2006

Mr. Kevin P. Connors
President, Chief Executive Officer and Director
Cutera, Inc.
3240 Bayshore Boulevard
Brisbane, California 94005

> **Re:** **Cutera, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-50644**

Dear Mr. Connors:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant